Filed by Alpha Industries, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                            Commission File Number:  001-05560
                                       Subject Company: Alpha Industries, Inc.

Alpha Industries will file a proxy statement/prospectus and other relevant documents concerning the proposed merger of Conexant Systems, Inc.'s wireless business with and into Alpha Industries with the SEC. Investors and security holders are advised to read the proxy statement/prospectus and other relevant documents filed by Alpha Industries with the SEC regarding the proposed merger referenced in the foregoing information when they become available because they will contain important information. Investors and security holders may obtain a free copy of the documents regarding the proposed merger (when available) and other documents filed by Alpha Industries at the SEC's web site at www.sec.gov. The documents regarding the proposed merger and such other documents may also be obtained from Alpha Industries directing such request to Alpha Industries, Inc., Attn: Paul E. Vincent, 20 Sylvan Road, Woburn, MA, 01801.

Alpha Industries and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Alpha Industries' shareholders. A list of the names of the directors and executive officers and descriptions of their interests in Alpha Industries is contained in Alpha Industries' proxy statement dated July 30, 2001, which is filed with the SEC and will also be included in future proxy statements filed with the SEC. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the proxy statement/prospectus when it is available.

THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY ALPHA INDUSTRIES ON JANUARY 16, 2002

FOR FURTHER INFORMATION CONTACT:
Paul Vincent, Chief Financial Officer
Alpha Industries, Inc
(781) 935-5150 Ext. 4438

           ALPHA REPORTS FISCAL 2002 THIRD QUARTER FINANCIAL RESULTS

  Company Meets Previous Financial Guidance, Ramps Production of InGaP Power
         Amplifier Modules and Advances on Plan for Integration with
                         Conexant's Wireless Business

WOBURN, Mass. - January 16, 2002 -- Alpha Industries (Nasdaq: AHAA) today reported financial results for the fiscal 2002 third quarter ended December 30, 2001.

Net sales for the third quarter of fiscal 2002 were $33.1 million, compared with $33.0 million in the second quarter of fiscal 2002 and $78.7 million for the comparable period a year earlier. The adjusted net loss for the third quarter was $1.9 million, or $0.04 per diluted share, compared with a net loss of $2.6 million, or $0.06 per share, in the second quarter of fiscal 2002 and net income of $11.6 million, or $0.26 per diluted share for the third quarter a year ago. The adjusted net loss for the third quarter of fiscal 2002 excludes transaction costs of $2.1 million for expenses related to Alpha's previously announced merger with the wireless business of Conexant Systems, Inc. (Nasdaq: CNXT).

"We are pleased that we achieved our third-quarter financial guidance with a significant improvement in our bottom-line results," said David Aldrich, Alpha's president and CEO. "Equally significant, our InGaP HBT power amplifier module ramp exceeded our expectations. We shipped more than 300,000 power amplifier modules during the quarter, with yields of greater than 90 percent. These results rivaled the yields for our mature MESFET and PHEMT products. Finally, we are moving forward with preparations for integrating Alpha and Conexant's wireless business."

Alpha/Conexant Merger

On December 17, 2001, Alpha and Conexant announced the signing of a definitive agreement that will combine Conexant's wireless business with Alpha to create the pure-play world leader in radio frequency (RF) and complete semiconductor system solutions for mobile communications applications. Combining the wireless technology and product portfolios of the two companies will uniquely position the new entity to drive the evolution of RF integration for all major air interfaces, including CDMA and GSM, and complete semiconductor and software solutions for advanced 2.5G and 3G applications.

"As we begin the March quarter, our plans for integrating Alpha and Conexant's wireless business are moving forward," Aldrich said. "We expect to be prepared to operate the business as a single combined entity upon closure of the merger, which we anticipate will take place during the second quarter of calendar 2002. This merger of two highly complementary wireless businesses will create a new company that will boast the industry's broadest technology capability, most complete product offering, and most extensive base of wireless OEM customers."

Other Recent Highlights

|X| A key InGaP HBT power amplifier design win resulted in production orders from a top-tier wireless handset OEM for Alpha's newly introduced AP134 module. The new product will be used to provide RF functionality for GSM, PCS and DCS bands in both standard and GPRS modes on a variety of this customer's handset platforms. Alpha expects AP134 orders for these platforms to generate sales in excess of $20 million in calendar 2002. These orders arrived just six months after Alpha introduced the AP134, and dramatically extend the Company's penetration into the handset module market.

|X| Alpha increased its penetration of a leading European wireless handset OEM, receiving multiple orders from this customer and ramping production of GaAs ICs and other components in volume for multiple new handset platforms. The phones, which are being sold in the Americas, feature between two and four Alpha products per handset in the TDMA and CDMA air interface standards. Among the products ordered were ultra-linear MMIC switches and control circuits based on multiple-gate PHEMT technology. These ICs handle high power with high linearity and extremely low insertion loss, and are just one part of the new generation of low loss, low positive voltage (0 to 2.75V) products based on Alpha's PHEMT technology. Orders for these platforms are expected to generate between $5 million and $10 million in sales for Alpha in calendar 2002.

|X| Fueled by growth in the WLAN (wireless local area networking) market, Alpha began production of its new family of ultra-linear GaAs switches for 802.11b chipsets used in small office, enterprise and home applications. Total orders for Alpha's high-performance GaAs switches used in WLANs reached 3 million units during the third quarter of fiscal 2002. The increase was driven by strategic design references with a number of companies including the industry's leading provider of 802.11b chipsets. In addition, Alpha introduced a new 5.8 GHz transceiver chipset, featuring a power amplifier, low-noise amplifier and GaAs switch, for 802.11a applications. Alpha expects to see accelerating revenue from this market beginning in calendar 2002.

Market Conditions and Alpha's Business Outlook

"The wireless handset business is forecasted to be seasonally slow during the March quarter," Aldrich said. "In addition, handset sell-through for the December quarter appears to be coming in lower than the majority of our customers had anticipated. As a result, current levels of inventory in the channel are slightly higher than expected. Based on our customer inputs and channel checks, however, we believe these inventories will be eliminated by the end of the March quarter. It is also most encouraging to see Alpha's InGaP HBT power amplifier modules and other new products ramping very successfully as the March quarter begins."

"Although our visibility into the March quarter is somewhat limited, we expect that Alpha's new product ramp and gains in market share will enable us to avoid the seasonal wireless downturn. Therefore, we expect our total net sales and operating results for the March quarter to be similar to the levels reported for the December quarter. Furthermore, we will maintain our aggressive investment in R&D while we continue to manage our cost structure to position Alpha for growth in subsequent quarters."

Conference Call

Alpha will discuss its third-quarter fiscal 2002 financial results with investors in a conference call that will be broadcast at 5:15 p.m. (ET) today, January 16, 2002. Investors also can hear the call live by dialing (719) 457-2625. A replay of the call will be available from 8:15 p.m. (ET) January 16 through midnight (ET) Wednesday, January 23. The replay phone number is
(719) 457-0820. Please refer to confirmation code 564316.

Alpha also will provide a live audio Webcast of the call. Investors who want to listen to the Webcast should log on to the investor relations section of Alpha's Web site, www.alphaind.com, at least 15 minutes prior to the event's broadcast. Then, follow the instructions provided to assure that the necessary audio applications are downloaded and installed. The call will be archived on the Web site for two weeks.

About Alpha

Alpha Industries is a leading provider of RF integrated circuit-based solutions, including semiconductors and ceramic components, for the broadband and wireless communications markets. Alpha's GaAs and silicon switches, power amplifiers and discrete semiconductors are used by the world's leading broadband, infrastructure and wireless communications companies to enhance the speed, quality and performance of voice, data and video. The Company's Alpha Integration Platform(TM) (aiIP(TM)) is a breakthrough manufacturing, packaging and design technique that reduces design complexity and improves the OEM's overall time to market for new products. For more information, please visit Alpha's Web site, www.alphaind.com.

 Safe Harbor Statement - Except for historical information, this release contains forward-looking statements. These statements reflect the Company's current expectations and predictions of future results, accomplishments, intentions and other matters, all of which are inherently subject to risks and uncertainties. The Company's actual results may differ materially from those anticipated in the Company's forward-looking statements, based on various factors. Such factors include, but are not limited to: variations in projected financial results for the fourth quarter of FY 2002 and fiscal year 2002, expected benefit, timing and success of the Company's product development efforts, Alpha's ability to maintain and improve product yields, to participate in new wireless interface standards and applications, and to develop and market new products and technologies, the timing and extent of recovery in Alpha's markets, the success of Alpha's various strategic relationships, Alpha's ability to predict customer orders, the disproportionate impact of Alpha's business relationships with its larger customers, erosion of selling prices or margins, modification of Alpha's plans or intentions, and market developments, competitive pressures and changes in economic conditions that vary from Alpha's expectations. As well, additional factors relate to the proposed merger of Alpha with the wireless communications business of Conexant Systems Inc., including but not limited to the following: the expected benefits and timing of the merger, Alpha's ability to successfully integrate the merged businesses, operations, personnel and customers, and Alpha's ability to accurately forecast the financial results and prospects of the post-merger enterprise. Additional information on these and other factors that may cause actual results and the Company's performance to differ materially is included in the Company's periodic reports filed with the SEC, including but not limited to the Company's Form 10-K for the year ended April 1,2001 and subsequently filed Forms 10-Q. Copies may be obtained by contacting the Company or the SEC. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company's expectations or any change in events, conditions or circumstance on which any such statement is based.

Financial Statements follow:


ALPHA INDUSTRIES, INC. AND SUBSIDIARIES

                                            CONSOLIDATED STATEMENT OF INCOME
(unaudited)
(in thousands, except per share data)
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                                                                Third Quarter Ended
                                                          ----------------------------------------------------------------
                                                             Dec. 30,       Merger-       Dec. 30, 2001      Dec. 31,
                                                                                              (with
                                                                           related       merger-related
                                                              2001       Expenses(1)        expenses)         2000

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

Net sales                                                   $    33,090   $        --     $    33,090     $     78,684
    Cost of sales                                                21,935            --          21,935           42,326
    Research and development expenses                             9,557            --           9,557            9,534
    Selling and administrative expenses                           5,546            --           5,546           11,405
    Merger-related expenses                                          --         2,128           2,128               --
                                                            -----------   -----------     -----------      -----------
Operating (loss) income                                          (3,948)       (2,128)         (6,076)          15,419
Interest expense                                                     (7)           --              (7)             (16)
Interest income and other, net                                    1,188            --           1,188            2,143
                                                            -----------   -----------     -----------      -----------
(Loss) income before income taxes                                (2,767)       (2,128)         (4,895)          17,546
(Credit) provision for income taxes                                (913)         (702)         (1,615)           5,966
                                                            ------------  -----------     ------------     -----------
Net (loss) income                                           $    (1,854)  $    (1,426)    $    (3,280)     $    11,580
                                                            ============  ============    ============     ===========
Net (loss) income per share basic                           $    (0.04)   $    (0.03)     $    (0.07)      $     0.27
                                                            ===========   ==========      ===========      ==========
Net (loss) income per share diluted                         $    (0.04)   $    (0.03)     $    (0.07)      $     0.26
                                                            ===========   ==========      ===========      ==========
Weighted average common shares basic                             44,162            --          44,162           43,147
                                                            ===========   ===========     ===========      ===========
Weighted average common shares diluted                           44,162            --          44,162           44,784
                                                            ===========   ===========     ===========      ===========



--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                                                                 Nine Months Ended
                                                          ----------------------------------------------------------------
                                                          ----------------------------------------------------------------
                                                             Dec. 30,       Merger-       Dec. 30, 2001      Dec. 31,
                                                                                              (with
                                                                           related       merger-related
                                                              2001       Expenses(1)        expenses)         2000


--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

Net sales                                                    $    98,312  $        --      $     98,312     $    217,573
    Cost of sales                                                 67,718           --            67,718          117,930
    Research and development expenses                             29,266           --            29,266           26,243
    Selling and administrative expenses                           18,317           --            18,317           32,146
    Merger-related expenses                                           --        2,128             2,128            1,786
                                                             -----------  -----------      ------------     ------------
Operating (loss) income                                          (16,989)      (2,128)          (19,117)          39,468
Interest expense                                                     (36)          --               (36)             (54)
Interest income and other, net                                     4,546           --             4,546            6,022
                                                             -----------  -----------      ------------     ------------
(Loss) income before income taxes                                (12,479)      (2,128)          (14,607)          45,436
(Credit) provision for income taxes                               (4,118)        (702)           (4,820)          15,448
                                                             ------------ -----------      -------------    ------------
Net (loss) income                                            $    (8,361) $    (1,426)     $     (9,787)    $     29,988
                                                             ===========  ============     ============     ============
Net (loss) income per share basic                            $     (0.19) $    (0.03)      $     (0.22)     $      0.70
                                                             ===========  ==========       ===========      ===========
Net (loss) income per share diluted                          $     (0.19) $    (0.03)      $     (0.22)     $      0.67
                                                             ===========  ==========       ===========      ===========
Weighted average common shares basic                              43,933           --            43,933           42,882
                                                             ===========  ===========      ============     ============
Weighted average common shares diluted                            43,933           --            43,933           44,760
                                                             ===========  ===========      ============     ============

(1) Expenses related to Alpha's merger with the wireless business of Conexant


ALPHA INDUSTRIES, INC. AND SUBSIDIARIES
COMPARATIVE BALANCE SHEET
(unaudited)
(in thousands)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                                           Dec. 30,        April 1,
                                                                             2001            2001
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                          Assets
   Current assets
       Cash, cash equivalents and short-term investments                  $   129,510     $    153,784
       Accounts receivable, net                                                27,112           36,984
       Inventories                                                             10,223           15,661
       Prepaid expenses and other current assets                               19,398           13,572
   Property, plant and equipment, less accumulated
      depreciation and amortization                                           131,359          114,196
   Other assets                                                                 7,302            2,822
                                                                          -----------     ------------
      Total assets                                                        $   324,904     $    337,019
                                                                          ===========     ============

Liabilities and Equity
    Current liabilities
      Current portion of long-term debt                                   $       129     $        129
      Accounts payable                                                         12,185           20,820
      Accrued liabilities and other current liabilities                         7,450           10,764
    Long-term debt                                                                139              235
    Other long-term liabilities                                                 5,203            5,893
    Stockholders' equity                                                      299,798          299,178
                                                                          -----------     ------------
       Total liabilities and equity                                       $324,904        $    337,019
                                                                          ========        ============